August 25, 2008

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Question dated August 15th, 2008, regarding Cellcom Israel Ltd. Form 20-F for the Fiscal year ended December 31, 2007

Question related to note 2K (3) – intangible assets, page F-12, which is quoted as follows:

“Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.”

The SEC question is quoted as follow:

“Please tell us why it is appropriate under US GAAP to defer the commissions related to the acquisition of new subscribers as an intangible asset and amortize it over the expected life of the subscriber’s contractual relationship. Refer to your basis in the US GAAP accounting literature”

Answer to the above question:

US GAAP generally does not have specific guidance on the accounting for customer acquisition costs. Generally such costs would not be capitalized as an intangible asset, unless the terms of the contract specify guaranteed future revenue, or otherwise include a cancellation penalty.

Regarding certain types of customer acquisition agreements, the Company pays a one-time commission for each new subscriber recruited. Such payments are common in the Telecommunication industry.

Prior to FY’07, the Company charged to expense all costs related to subscriber’s acquisition, due to the fact that the subscribers’ agreements had no guaranteed future revenue.

Starting from FY’07 the Company initiated new subscribers’ programs of revenue streams, which includes the following main characteristics:

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•	Fixed term - the customer is obligated under the program for 18 months.
•	Guaranteed minimum future revenue for the term of the agreement.
•
Significant cancellation penalty (representing benefits provided in consideration for the customer's obligation to remain in the program for 18 months), which the Company is consistently enforcing. Such penalty is higher than the commission paid for a new subscriber. It should be noted that the collection process in Israel is almost 100% by direct debit or credit card charges, which ensures collection.

The one-time commissions paid with relation to recruiting new subscribers under these programs are considered to be incremental direct costs by nature (i.e., they would not have been incurred had these subscribers’ contracts not been entered into). The amount deferred is calculated as the lower of the one-time commission paid and the guaranteed future revenue. The total amount deferred in the year ended 12/31/2007 accumulated to NIS 21.5 millions (USD 5.6 millions, translated at the representative rate of exchange as of December 31, 2007 (NIS 3.846 = US$ 1.00)), of which a total of NIS 2.2 millions (USD 0.6 millions) were amortized during the reporting period.

In addition to the above, the Company considered the following US GAAP literature:

Deferral of subscribers’ acquisition costs:

Staff Accounting Bulletin No.104 (“SAB 104”), Topic 13, A (3) (f) answer to question # 3 states:
“The staff believes that the incremental direct costs (Statement 91 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91.The Staff believes the accounting policy chosen for these costs should be disclosed and applied consistently.”

FTB 90-1 paragraph 4 states: “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred”

Considering the new subscribers’ programs characteristics, the guidance in SAB 104 and FTB 90-1 as noted above, the Company deferred the commissions related to the acquisition of new subscribers as noted above, as these commissions meet the definition of incremental direct costs (i.e., they would not have been incurred had the subscribers’ contracts not been entered into) and can be measured reliably.

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]

In addition, Concepts Statement No. 6 (“CON 6”) paragraphs 25 and 26 state that “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.”

In our view, the Company’s subscribers’ acquisition costs have all three characteristics detailed in CON 6 paragraph 26: they embody a probable future benefit that involves capacity (i.e., subscribers’ programs with a guaranteed future revenue), the Company can obtain the benefit and has control over the access to it (i.e., an 18-month subscription period), and the event giving rise to or control of the benefit has already occurred. As such, they meet the definition “assets” in CON 6 and accordingly should be deferred.

Amortization of deferred subscribers’ acquisition costs:

Staff Accounting Bulletin No.104, Topic 13 A (3) (f) answer to question # 5 states:
“When both costs and revenue (in an amount equal to or greater than the costs) are deferred, the staff believes that capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.”

As such, and based on the guidance in SAB 104, the Company amortizes the aforementioned deferred costs to the income statement, in proportion to the revenue recognized with regard to such new subscribers.

Presenting subscribers’ acquisition costs as intangible assets:

FAS 142 defines an intangible asset as an asset (not including financial assets) that lack physical substance. (The term intangible assets is used in this Statement to refer to intangible assets other than goodwill).

FAS 141 paragraph 3 (k) states that an asset is identifiable if it either:
1)
"is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so; or"

2)	"arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations".

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The Company believes that the aforementioned deferred acquisition costs meet the definition of intangible asset, as they arise from contractual rights (i.e., subscribers’ agreements).

In connection with our responding to your comments, we hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

Sincerely,

Tal Raz
Chief Financial Officer

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